UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 23, 2025, Castor Maritime Inc. (the “Company” or “Castor”) and Toro Corp. (“Toro”) agreed to amend the terms of (1) Castor’s 5.00% Series D Cumulative Perpetual Convertible Preferred Shares (the “Castor Series D Preferred Shares”), held by a wholly owned subsidiary of Toro, and (2) Toro’s 1.00% Series A Fixed Rate Cumulative Perpetual Preferred Convertible Shares (the “Toro Series A Preferred Shares”), held by a wholly owned subsidiary of Castor, in each case to extend the initial conversion date by one-year, which shall be to January 1, 2027 in the case of the Castor Series D Preferred Shares and March 7, 2027 in the case of the Toro Series A Preferred Shares.

Toro is a public company listed on the Nasdaq Capital Market. Toro’s Chairman and Chief Executive Officer, is also Castor’s Chairman, Chief Executive Officer and Chief Financial Officer. The foregoing amendments to the terms of the Castor Series D Preferred Shares and the Toro Series A Preferred Shares were approved by the board of directors of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors who negotiated the amendments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: December 29, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer